UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under section 12(b) or (g) of the Securities Exchange Act of 1934

Commission File Number:


			                    E-VEGAS.COM, INC.

    						 (Name of small business issuer in its charter)

		   NEVADA			  		           86-0871081
(States of other jurisdiction of incorporation or organization)

   (I.R.S. Employer Identification No.)

1128-789 West Pender, Vancouver, BC, CANADA 				 V6C1H2			          	(Address
 of
principal executive offices)					(Zip Code)

Issuer's telephone number (604) 608-6828

Securities registered under Section 12(b) of the Exchange Act:



		Title of each class					Name of each exchange on which registered
		To be so registered					 each class is to be registered

		      N/A				     	 		        N/A



Securities registered under Section 12 (g) of the Exchange Act:

                                                                       Common
 stock, par value $.001 per share
 (Title of class)


 (Title of class)




As of December 31, 1998, the aggregate market value of the voting stock held by non-affiliates is considered to be $1,082,375.00.

As of June 30, 1999 the aggregate market value of the voting stock held by non-affiliates is considered to be $3,500250.00


(ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Not applicable

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

As of December 31, 1998, the registrant had 12,00,000 shares of common stock issued and outstanding.

As of June 30, 1998, the registrant had 18,780,000 shares of common stock issued and outstanding

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the part of the form 10-SB (e.g., part I, part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) any proxy or other information statement; and (3) Any prospectus filed pursuant to rule 424 (b) or (c) under the Securities
 Act of 1933: None

E-VEGAS.COM, INC.

FORM 10 - SB

TABLE OF CONTENTS
												  PAGE
PART I


ITEM	1.	Description of Business	. . . . . . . . . . . . . . . . . . . .

ITEM	2.	Management's Discussion and Analysis or Plan of Operation . . ..

ITEM	3.	Description of Property . . . . . . . . . . . . . . . . . . . .

ITEM	4.	Security Ownership of Certain Beneficial Owners and Management  .

ITEM	5.	Directors, Executive Officers, Promoters and Control Persons . . .

ITEM	6.	Executive Compensation  . . . . . . . . . . . . . . . . . . . . . .

ITEM	7.	Certain Relationships and Related Transactions  . . . . . . . . .

ITEM	8.	Description of Securities. . . . . . . . . . . . . . . . . . . . .

PART II

ITEM	1.	Market Price of and Dividends on Registrant's Common Equity and
			Other Shareholder Matters . . . . . . . . . . . . . . . . . . . . . .

ITEM	2.	Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . .

ITEM	3.	Changes in and Disagreements with Accountants . . . . . . . . . .

ITEM	4.	Recent Sales of Unregistered Securities  . . . . . . . . . . . .

ITEM	5.	Indemnification of Directors and Officers  . . . . . . . . . . .

PART F / S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . .

PART III

ITEM	1.	Index to Exhibits . . . . . . . . . . . . . . . . . . . . . . . .

ITEM	2.	Description of Exhibits . . . . . . . . . . . . . . . . . . . . .

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-2-



E-VEGAS.COM, INC.

FORM 10 - SB

PART I

ITEM	1.	Description of Business

	 E-Vegas.COM, Inc., (the "Company") was originally incorporated in the State of Nevada, February 10, 1997, as Clear Water Mining, Inc. The
Company completed a private placement offering pursuant to Regulation
D, 504 for 11,000,000 shares at $.01 per share for a total of $110,000.00 in November 1997. There were a total of 12,000,000 outstanding as of December 31, 1998 and an authorized capital of 50,000,000 shares of $.001 par value, common shares. On March 5, 1999 the shareholders ratified the acquisiti prietary rights to software for an Internet gaming operation, a Costa
 Rican International license and the trade style of E-Casino Gaming Corporation, a Nevada corporation, in exchange for 2,000,000 shares of authorized but unissued common stock.

	On March 9,1999 an offering was completed selling 1,500,000 shares of stock for $150,000.00 pursuant to Rule 504.

	On March 11, 1999 the Company's name was changed to E-Casino Gaming Corporation and on March 29, 1999 an additional offering of 600,000 shares of common stock for $150,000.00 pursuant to Rule 504.

	On March 15, 1999, the Company sold its wholly owned subsidiary, True Vista Mining De Mexico, SACV for $30,000.00 and a 10% stock interest to True Vista Mining, Inv., a Nevada corporation, thereby dividing its Mexican Mining interest.

	On May 11, 1999 the Company offered for sale 100 investment units consisting of 10,000 shares of common stock at $.70 per share and a Class A Warrant to purchase 3,500 shares of common stock for $2.00 per share, exercisable after eighteen months (18) from date of close of the offering. The aggregate offering was $700,000.00 at a unit price of $7,000.00 each.  The offering was pursuant to Regulation
 D, 504. The sale closed in May 1999 for 1,000,000 shares of common stock and 100 Class A Warrants.

	At a shareholders meeting held June 1, 1999 the Company changed its name to E-Vegas.COM, Inc.

	In June the Company sold 1,000,000 shares and 680,000 shares for $250,000.00 and $170,000.00 respectively. Said shares were sold in isolated transactions to two parties and were restricted
(144) shares by investment letters.

	The Company raised a total of $1,000,000.00 pursuant to Regulation D, Rule 504 and $420,000.00 from individual investors in the first six months of 1999. These funds were used to buy equipment, software and working capital. The Company owns three subsidiary corporations
 (1) 21st Century Software Solutions, Inc., a Nevada corporation, a software company, (2) Siglo Veintiuno Soluccians Informaticas, S.A., a Costa Rican corporation, that operates the international gaming operation, (3) Global E-COM, S.A.,a orporation, a telecommunications company. Global E-COMM, S.A., was established in Costa Rica and its operation office is located in San Jose, Costa Rica. The Company was formed as a subsidiary of 21st Century Software Solutions, Inc., which is a subsidiary of
 E-Vegas.COM, Inc., a Nevada corporation trading on the NASD OTC
BULLETIN BOARD (symbol "EVCM").  The Company is a service provider for all information technology. The Company's motto is "GLOBAL TELECOMMUNICATIONS TECHNOLOGY SOLUTIONS" "BRINGING THE
ER".

	In order to play on in an Internet Casino, a new player must first register through the Company's Internet site and set up and account for the server location.

	Each new player must place a minimum deposit to open an account by providing the Company with a credit card number. Once there is a balance in the account, any or all of that balance can be transferred into gaming chips.

Products

	21st Century Software Solutions, Inc. This Company holds the various software licenses for the online gaming that is used by Siglo Vientiuno Solociones Informaticans, S.A.

	Siglo Vientiuno Solociones Informaticans, S.A. This Company operates the Company's online gaming platform, a "virtual" casino and sports book that players may play most games found in a traditional land-based operation. The software creates a gaming environment where players are available to participate in casino games for cash. The following games are available: Blackjack, Caribbean Poker, Crap, Roulette and slot machines.

	Sports book. In conjunction with the Las Vegas-style games, the Company operates an online sports book. The sports book will offer betting on Major League Baseball games; National Basketball Association games; Men's National Collegiate Athletic Association basketball and football games; and National Hockey league games. The Company's online gaming operation can be reached through the Internet at WWW.E-VEGAS
GAMING.COM.

	Global E-COMM, S.A. The Company is installing Internet satellite lines throughout Latin America. They are also installing telecommunications operations within the commercial buildings in Costa Rica.

Market

	The Company has defined its market as outside of North America. The Company has chosen this operating strategy for three reasons: (1) The popularity of casino style games in Asia, Europe, and Latin America exceeds that of North America, (2) projected growth rates of Internet penetration in Europe and Asia clearly outpaced that of North America,
 (3) regulatory uncertainties in the U.S. regarding online casinos.
 Industry experts estimate online gaming will reach $6 to $8 billion
 U.S. dollars by the year 2
of 1998, Frost and Sullivan of New York released a study, "World
 Markets on Online Gambling", which estimated that by the year 2004 the market for online gambling will reach $7 billion U.S. dollars.

	World wide it is estimated that in excess of a trillion dollars is wagered annually on the various forms of gambling. The growth of the Internet has far exceeded the growth of any other communication medium in the 20th century. In just under four years the Internet has reached penetration rates that took the television 13 years to reach and the radio over 30 years.

	While the U.S. has been the dominant marker for the Internet date, statistics from Nua Ltd. Indicate that approximately 25 per cent of Internet users are from Europe and 15 per cent are from the Asia Pacific.

	eMarketer forecasts that by the year 2000 Internet users outside the U.S. will users are growing at 43% a year, while users outside the U.S. are growing at a rate of 70% per year.

	Estats, Inc., on online provider and assembler of the Internet research, believes that the major international growth areas will be in Europe, led by Germany, the UK, Sweden, and France and the Asia/Pacific Rim, especially Japan, Australia, Taiwan, and New
Zealand.  Western Europe, with 14 million people online, accounting for 18% of the world's total, represents the next big growth opportunity of the net. Asia, led by Japan, is a booming market for online users,
 e-commerce and advertising dollars.

	EStats, Inc. estimates that Asia and the Pacific Rim region hold 8 million of the world's net users, nearly 11% of the total. According to Paul Budde Communications the online population in Asia, estimated at 5 to 10 million, comprises only 0.4% of the total population in that region.

	Due to the population of Asia versus its lack of online household penetration, the long-term potential for growth is astronomical.

	The Baker Report was quoted as saying, "We believe our projections of Internet gambling revenues of US $100 to US$200 billion domestically and US$200 to US$400 billion in the rest of the world by 2005 is reasonable, even conservative."

	Internet Gambling Worldwide, Past and Future.

US$				1997		1998		1999		2000		2001

Adult Home Internet Users	46		81		121		145		159
(In Millions)
Percentage of Users		15%		18%		21%		24%		27%
Conducting Online Transactions
Potential Internet Gamblers	0.9		14.5		25.4		34.8		43.0
(In Million)
Per Capta Expenditure		$146		$154		$155		$160		%165
Potential Internet Gambling	$1,009		$2,182		$3,922		$5,555		$7,080
Revenue (In Millions)
Estimated Actual Internet	$0		$651		$811		$1,520		$2,330
Gambling Revenue (In Millions)

	Source:  Deutsche Bank; Christiansen/Cummings Association.

Marketing

	The Company is in the processing of developing a detailed tactical marketing plan and player loyalty program. The
Company's marketing plan will consist of the following:

1. Online banner advertisements on selected sites.
  The Company will purchase online advertisements on selected sites in order to ensure it reaches its target market. E-Vegas will also enter into reciprocal advertising agreements, offering non-competitive online gaming companies advertising space on the www.e-vegasgaming.com site in exchange for advertising space on the partner site.

2. Public relations program will be implemented over the next 6 to 12 months. The Company will work with online and traditional gaming media to promote the site through sponsorship, articles, etc.

3. Online links. These are a number of online directories, which provide links to casinos and sports books or offer the "best of the net". E-Vegas will seek to list with a number of these services to increase its online exposure.

4. On Las Vegas and travel guides in Las Vegas hotels.

5. Radio Advertising will be on sports tall ratio stations during peak traffic times in major metropolitan areas.

6. Direct Mail Campaign will target the gaming community via mailing lists received from various resources within the gaming community.

7. Media Kits. The Company plans to develop comprehensive media kits to be distributed to financial Print Advertising will also focus on increasing customer awareness and comfort regarding Internet gaming. The targeted gaming magazines and periodicals are as follows: Chance Magazine; Casino Player;
Card Player, and Casino Journal.  Advertisements will also be placed in sports orientated publications such as Sports Illustrated; Sports Magazine; and the Daily Racing Forum. Travel publications focusing on p
ncluding The Wall Street Journal, Business Weekly,
Success, Forbes, New York Times, and Washington Post, etc. The media kits will be sent to the columnist at the carious newspapers. Media kits will also be sent financial reporters at major television networks.

Competition

	In a Special Report by the Washington Post on June 1, 1998, it was reported that there are at least 140 websites that now offer some form of wagering over the Internet, with new sites evolving daily. Thus the critical task facing any online venture is the ability to offer some sort of differentiation and development.

	These gaming sites offer bingo, casino games and sports books. A sample of direct competitors to the Company is outlined below:

Strrnet "World Gaming" - (SNMM-OTC BB)

Offers players casino games, sports book, virtual bingo, lotteries and worldwide horseracing coverage. For safe wagering, Starnet employs the use of STAR-MX encryption. Starnet's corporate office is in Vancouver, but operates validity in Antigua. In 1998, Starnet reported its casino group saw 6 million hits daily; the average spent per better visit was US$200. Starnet's web address is www.worldgaming.net.

You Bet (NASD OTC-BB: UBET)

	Offers only pari-mutuel games. You Bet offers handicaps, news and statistics. Corporate offices are located in California. You Bet's web site is located at www.youbet.com.

Virtual Gaming Technologies (NASD OTC-BB: VGTI)

	Corporate offices in San Diego, operating legally in Antigua, Virtual Gaming Technologies offers casino games and a sports book. Wagering is done via a third party processor and a regulated bank.  Virtual
Gaming Technologies has been accepting real-money wagers since September of 1997. Virtual Gaming Technologies web site is located at www.virtcasino.com.

Gaming Lottery Corp. (NASD: GLCCF)

	Also known as "GalaxiWorld", GLCCF offers JAVA based Poker and slots online. GalaxiWorld Limited, a wholly owned subsidiary of
 GLC Limited, is licensed to operate an international Internet casino in St. Kitts.

	GalaxiWorld is in the process of developing a 3-D virtual casino, with 52 different games of chance, including blackjack, poker, roulette, craps, slots and Pai Gow. There will also be a sports book, keno, cumulative lotteries and progressive jackpots.

NTN  (AMEX: NTN)

	Operates as "IWN Homestretch" and specializes in pari-mutuel (horseracing). NTN is located in California. NTN does not currently accept any wagering. NTN's web site is located at www.iwnonline.com.

Research and Development

	The Company is completing beta testing of the Casino and Sports Book operations and it should be fully functional in the third quarter.

Patents and Trademarks

	The Company has trademarked E-Vegas Gaming.COM in the United States and has an Internet domain of E-Vegas Gaming.COM.

Employees

	At present the Consolidated Corporation has 21 employees in Vancouver, B.C., and San Jose, Costa Rica.

Facilities

The Company has a statutory office at 1905 South Eastern Ave,
Las Vegas, NV 89104 and the E-Vegas.COM, Inc., has headquarter offices located in a 1500 square foot office at 1128-789 West Pender Street, Vancouver, B.C. V6C1H2 and the Costa Rican office is a 3000 square feet located at Edeeficin La Meseta - Sungendo
Pisa Pasio Colon, Calle 28/ Avenida 2, San Jose Costa Rico.

Legal

	The Company is not a party of any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.







ITEM	2.	Management's Discussion and Analysis or Plan of Operation

Overview

	The Company was incorporated in February 1997 and until late in 1998 was involved in the Mining development of claims located in Mexico. In late 1998 the Company suspended development work and the Company was dormant in January and February of 1999.

	On March 5, 1999 the Company acquired 21st Century Software Solutions, Inc., a Nevada corporation, which owned proprietary rights to software for an Internet gaming operations and the trade style of E-Casino Gaming Corporation for 2,000,000 shares of authorized, but unissued common stock.

Net Operating Loss

	The Company has accumulated $88,314.00 in operating losses as of December 31, 1998 from its mining endeavors. As of June 30, 1999 the Company had incurred net operating losses of $712,108.00 with no revenue.

Recent Accounting Pronouncements

	The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earning Per
 Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information about an Entity's Capital Structure."
 SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting
 Principles Board Option No. 15 "Earning Per Share."  SFAS No.
 128 provides for the calculation of  "Basic" and "Dilutive" earni
 . Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for finan ts issued for periods ending after December 15, 1997. Their implementation is not expected to have a material effect on the financial statements.

	The Financial Accounting Standards Board has also issued SFAS No. 131, No. 30, "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display comprehensive income, its components and accumulated balances. Owners and distributors to owners define comprehensive income to include all changes in equity except those resulting from investments. Among other disclosures, SFAS No. 130 requires t that are required to be recognized under current accounting standards as components of comprehensive income can be reported in a financial statement that displays with the same prominence as other financial statements.  SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 established standards on the way that public companies report financial information about operating segments in the interim financial statements issued to the public. It also esta ards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

	SFAS No. 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and required comparative information for earlier years to be restated. Because of the recent issuance of the standard, management had been unable to fully evaluate the impact, if any the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected be implementation of the standard.

Inflation

	In the opinion of management, inflation will not have a have a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

	This Registration Statement contains certain forward-looking statement. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements,
 . including, but not limited to, the following: the ability o the Company to meet its cash and working capital needs, the ability of the Company to succ et its production. Other risks detailed in the Company's periodic report filing with the Securities and Exchange Commission.

Year 2000 Compliance

	The Company is reviewing its computers systems and operations, as well as the components for its systems, to determine the extent to which the business will be vulnerable to potential errors and failures as a result of the "Year 2000" problem. The year 2000 problem results from the use of computer programs which are written using only two digits (rather than four digits) to define applicable years. ON
January 1, 2000, any clock or date recording mechanism, including date sensitive software which uses onl to represent the year, could recognize a date using "00" as the year "1900", rather than the year "2000". This could result in system failures or miscalculations, causing disruptions of operations, including, among other things, a temporary inability to process transaction, send invoices, provide services or engage in similar services. These failures, miscalculations and disruptions could have a material adverse effect n our business, operations, and financial conditions. The Company's software and hardw s in its systems are Y2K compliant, and the Company is taking steps to make sure its developed systems are Y2K compliant and the systems components are Y2K compliant.

	The Company has made inquiries to its outside suppliers to ascertain if such suppliers are Y2K compliant. At this time, management is satisfied that such suppliers have made or are making appropriate examinations and necessary upgrades to insure Y2K readiness.
 However, the Company does not depend exclusively on one supplier, and, therefore, does not anticipate any significant interruption in materials and supplies in the event that any particular supplier experiences Y2K problems. Although the Company d ipate any material adverse effects, it cannot guarantee that no disruption in products or services will occur if multiple suppliers experience Y2K problems.

	The Company has not experienced and does not anticipate any extraordinary expenses related to Y2K. The Company will continue to monitor its internal systems and keep in close touch with its outside suppliers to insure that its operations are not materially affected by Y2K.

	Currently, the Company does not have contingency plans in place to deal with unanticipated Y2K disruptions if they occur. Such unanticipated disruptions could have an adverse effect on the
Company's operation.

Operating Results

	The Company's current capital was provided by the Private Placement for $1,000,000.00 total dollars and two private party investments of $420,000.00. Management believes that the Company's cash requirements can be satisfied with existing capital for ninety days, if sales are sufficient to handle current operating costs. Management anticipates that the Company requires further capital of approximately $800,000.00 within the next ninety days in order to properly facilitate production and distribution chan dditional capital is expected to come from sales, if initial marketing is delayed or revenues are not adequate to satisfy its capital needs, the Company will have to explore other alternatives for funding.

	In the event, outside funding is necessary; the Company will investigate the possibility of interim financing, either debt or equity, to provide capital. Although, management has not made any arrangements or definitive agreements, the Company
 will consider private funding or the private placements of its securities and/or a public offering. If the Company experiences a substantial delay in marketing revenues and is unable to secure public financing form the sale of its securities or from private lenders, tion of the Company as a going concern would be seriously jeopardized.

	The Company has authorized an offering of $1,000,000.00 pursuant to Regulation D Rule 506 late in the third quarter of 1999.

	The Company anticipates revenue from operations in the third quarter.

Result of Operation

A summary of our balance sheets for the years
 ended December 31, 1997 and 1998 and for interim
 statements for June 30, 1999 are as following:
				    Years Ended
				     December 31				June 31,
			     	1997                  1998 				  1999

Cash/Cash Equivalents	$	704		293			$	  88,018
Total Current Assets		704		293				179,383
Total Assets		        32,329	        26,647				648,129

Current Liabilities	          2,235	          4,941				104,924
Total Liabilities		          2,235	          4,941				104,924

Total Stockholders &	        30,094	        21,707				543,205
Equity

Total Liability &	        32,339	        26,647				618,129
Shareholder Equity
Summary of Revenue Statement

	The following summarizes the results of the Company's
 operation for the years ended December 31, 1997 and 1998
and the interim period June 30, 1999.
							From Inception
			Six Months		    Years Ended			February 1, 1997
			Ended			    December 31, 		     through
			June 30, 1999		1998		1997		  June 30, 1999

REVENUES		$        -			    -		   -			-

OPERATING EXPENSES

Management Fees	    75,000		   - 		    -		       75,000
Advertising and		    61,034 		   - 		    -		       61,034
Promotion
Depreciation and 	    50,503		  5,271		    -		       55,774
Amortization
General and 		  467,174		  3,117		79,925		     550, 216
Administrative

Total Operating	  	 653,711		  8,388	            79,925		     742,024
Expenses

OPERATING LOSS	(653,711)		 (8,388)	          (79,925)		    (742,024)

OTHER INCOME (EXPENSE)

Lost on Investment	(250,000)		    -		    -		    (250,000)
Gain on Sale of Asset         5,109		    -		    -		         5,109
Interest income		       100		     	    -	 	    -		            100

Total Other Income	(244,791)		    -		    -		    (244,791)
(Expenses)

Total Expenses		 898,502		  8,3888	           79,925		     986,815

NET LOSS	      $    (898,502)		 (8,388)	          (79,925)		   (986,815)

BASIC NET LOSS $	     (0.06)		   (0.00)		(0.00)
PER SHARE

WEIGHTED 	         18,780,000	       12,000,000	     12,000,000
AVERAGE NUMBER
OF SHARES OUTSTANDING


ITEM	3.	Description of Property

	The information required by this Item #, Description of Property, is set forth in Item 1, Description of Business, of this Form 10-SB.

ITEM	4.	Security Ownership of Certain Beneficial Owners and Management

	The following table sets forth information, to the best of the Company's knowledge, as of June 30, 1999, with respect to each person known by the Company to own beneficially more that 5% of the outstanding Common Stock, each director and all directors and officers as a group.

	Name and Address		Amount and Nature		Percent of
	Of Beneficial Owner		Beneficial Ownership		of Class (1)

	Edward B. Gallagher		       1,119,000			    7% (1)
	9311-163 A Street
Surrey, B.C. Canada V4N3C6

Erwin Liem			       1,119,000		                 7% (2)
243-2496 East Hastings St.
Vancouver, B.C. Canada V5K1Z1

Antal & Marilyn Markus	       1,200,000		                7.4% (3)
200 Merlin Court
Kelowna, B.C. Canada V1V1N2

Management as a group		       3,438,000			    21%

Michael Laidlaw		       1,000,000
55 Fallon Way
Isle of Dog
London, UK E14GUP

Nevisian Stock Brokers, Ltd.	         680,000
Prince Charles Street
Charlestown Nevis
West Indies

(1)(2) 21st Century Software Solutions, Inc., own 2,000,000 shares.
  The Company is owned by Mr. Gallagher and Mr. Liem. (3) Mr. Markus is an officer & director & Mrs. Markus is a former officer & director.

ITEM	5.	Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

	The executive officers and directors of the Company are as follows:

		Name			Age		Position

		Edward B. Gallagher	57		President
		Erwin Liem		42		Secretary and Treasurer
		Antal Markus		43		Vice President

	All directors hold office until the next annual meeting of stockholders and until their successors have duly been elected and qualified. Directors will be elected at the annual meetings to serve for on year terms. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. Any non-employee director of the Company shall be reimbursed for expenses incurred for attendance at meetings of the ectors and any committee of the Board of Directors.  The
 Executive Committee of the Board of Directors, to the extent permitted under Nevada law, consists of the two directors and exercises all of the power and authority of the Board of Directors. Each executive officer is appointed by and serves at the discretion of the Board of Directors.

	None of the officer and./or directors of the Company are officers or directors of any other publicly traded corporation, nor have any of the affiliates or promoters of the Company filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or the subject or order, judgment, or decree involving the violation of any state of federal securities laws within the past five years.

	The business experience of each of the persons listed below during the past five years is as follows:

Mr. Edward B. Gallagher, President
Mr. Gallagher is a Partner of President's Corporate Group, Inc., as a
 President of the Group; he has taken the Group to the 21st Century in business. Mr. Gallagher is a retired Royal Canadian Mounted Police and currently active in several board of directors of public corporation in Canada. His experiences are in the are of high technology development and product sourcing. As the co-founder of Canada Payphone, Ltd., Mr. Gallagher pioneered the privatization of payphones in Canada.

Mr. Erwin Liem, Secretary and Treasurer
Mr. Liem has been involved in corporate development of public companies listed in the NASDAQ and Vancouver Stock Exchange since 1986. He is responsible for all aspects of corporate operations and acts as a liaison between the Company and its various corporate advisors. Mr. Liem oversaw the establishment of the Company's operations in Costa Rica. As such, he is responsible for overseeing the operations in Costa Rica.

Mr. Antal (Tony) Markus, Vice President
Mr. Markus is an expert in capital financing and mergers/acquisition.  He acts as investment banker for the Company's development as well as Corporate Finance. In the past 20 years, Mr. Markus has successfully run and merged public corporations on the Vancouver Stock Exchange and NASDAQ and capitalized all companies with over $100 million. He will continue his performance with the current development at Global E-Comm, S.A. as the Director of Finance.

ITEM	6.	Executive Compensation

Mr. Edward B. Gallagher makes 30,000 a year.

Mr. Erwin Liem makes 	30,000 a year.

Mr. Antal Markus makes 30,000 a year.

(a) No Director or Officer of the Corporation has had aggregate remuneration exceeding $50,000.00 per year.
(b) There are no annuity, pension or retirement benefits proposed to pay to officers, directors or employees of the Corporation in the event of retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries.
(c) No remuneration other than that reported in paragraph
(a) of this item it proposed to be in the future directly or indirectly by the corporation to any officer or director under any plan which is presently existing.

ITEM	7.	Certain Relationships and Related Transactions

Edward Gallagher and Erwin Liem were the shareholders 21st
 Century Software Solutions, Inc., acquired by the Company in March of 1999 and each received 1,000,000 of common stock in exchange for their ownership of 21st Century Software
Solutions, Inc.  This stock is restricted.

ITEM	8.	Description of Securities

Common Stock

	The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, of which 12,000,000 shares were issued and outstanding as of December 31,1998 and 18,780,000 as of June 30, 1999 respectively. All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights.
  Each share of Common Stock entitles the holder thereof to (I) one non-cumulative vote for each share held of record on all matter submitted to a vote of the stockholder articipate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (III) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities.
 The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding sh n Stock are fully paid and non-assessable.

PART II

ITEM	1.	Market Price of and Dividends on the Registrant's Common
Equity and Other 			Shareholder Matters

	Prior to the filing of this registration statement, 4,100,000 shares of the Company's Common Stocks are eligible to trade on the OTC Bulletin Board. The Company's Common Stock is eligible to be traded in the over
-the-counter market upon filing of this FORM 10SB and the clearings and comments thereto by the Commission.

The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Company's shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Act of 1934, as amended (the "Exchange Act"), commonly referred enny stock" rule. Section 15(g) sets forth-certain requirements for transactions in penny stocks and rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of that used in Rule 3a51-1 of the Exchange Act.

	Toe Commission generally defines penny stock to be any equity security that has a market price less that $5.00 per share, subject to certain exception. Rule 3a51-1 provides that any equity security is considered to be penny stock unless that security is registered and traded in a national securities exchange meeting specified criteria set by the Commission;
authorized for quotation on the NASDAQ stock Market; issued by a registered investment company; excluded from the definition on the basis of price (a per share) of the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of
$1,000,000 or annual income exceeding $200,000.00 or $300,000.00 together with their spouse.

	For transactions covered by these rules, brokers-dealers must make a special suitability determination for the purchase of such security and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a trick disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the b and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's Common Stock and may effect the ability of shareholders to sell their shares.

	As of December 31, 1998 there were 65 shareholders holding 12,000,000 issued and outstanding of this amount, 0 shares were issued prior to
December 1997. As of June 30, 1999 18,780,000 shares were issued and outstanding and 4,100,000 shares would be eligible to trade. The Company presently trades under the symbol EVCM and has traded under the symbol
CLMI in the first quarter of  1999 and EVCIN in the second quarter.

		1st Quarter		2nd Quarter		3rd Quarter
	Bid	$  .10			$  .60			$  .25
	Ask	    .12		                1.05			    .37

	There are 16 market makers listed in the stock.

The market makers are as follows:

		Hill		AGII		SHRP
		Paragon	MASH		BGTN
		Herzog		MHMY		GAIN
		Knight		ALPS		FLSC
		Wien		Frankel		USTC
		Naib

Dividend Policy

	The Company has not declared or paid cash dividends or make distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest in future earnings to finance its operations.

ITEM 2.	Legal Proceedings

	There is presently no material pending legal proceedings to which the Company or any of its subsidiaries in a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.



ITEM 3.	Changes in and Disagreements with Accountants

	There have been no changes in or disagreements with accountants.

ITEM 4.	Recent Sale of Unregistered Securities

	February 10, 1997, as Clear Water Mining, Inc. The Company completed a private placement offering pursuant to Regulation D, 504 for 11,000,000 shares at $.01 per share for a total of $110,000.00 in November 1997.
There were a total of 12,000,000 outstanding as of December 31, 1998 and an authorized capital of 50,000,000 shares of $.001 par value, common shares. On March 5, 1999 the shareholders ratified the acquisition of the proprietary rights to software for an Internet gaming operation, a Costa Rican
l license and the trade style of E-Casino Gaming Corporation, a Nevada corporation, in exchange for 2,000,000 shares of authorized but unissued common stock.

	On March 9,1999 an offering was completed selling 1,500,000 shares of stock for $150,000.00 pursuant to Rule 504.

	On March 11, 1999 the Company's name was changed to E-Casino Gaming Corporation and on March 29, 1999 an additional offering of 600,000 shares of common stock for $150,000.00 pursuant to Rule 504.

	On March 15, 1999, the Company sold its wholly owned subsidiary, True Vista Mining De Mexico, SACV for $30,000.00 and a 10% stock interest to True Vista Mining, Inv., a Nevada corporation, thereby dividing its Mexican Mining interest.

	On May 11, 1999 the Company offered for sale 100 investment units consisting of 10,000 shares of common stock at $.70 per share and a Class A Warrant to purchase 3,500 shares of common stock for $2.00 per share, exercisable after eighteen months (18)
 from date of close of the offering. The aggregate offering was $700,000.00 at a unit price of $7,000.00 each. The offering was pursuant to Regulation D, 504. The sale closed in May 1999 for 1,000,000 shares of common stock and 100 Class A Warrants.

	At a shareholders meeting held June 1, 1999 the Company changed its name to E-Vegas.COM, Inc.

	In June the Company sold 1,000,000 shares and 680,000 shares for $250,000.00 and $170,000.00 respectively. Said shares were sold in isolated transactions to two parties and were restricted
 (144) shares by investment letters.

Item 5.		Indemnification of Director and Officers

	As permitted by the provisions of the Nevada Revised Statutes (the "NRS"), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonable incurred then in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, ed to, the best interest of the Company and, in any criminal action proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal manner oceeding, they had no reasonable cause to believe their conduct was unlawful.

	The Company must indemnify a director, officer, or agent of the Company who is successful, on the merits or otherwise in the defense of any action, suit, or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer, employee, or agent of the Company against expenses actually and reasonably incurred by them in connection with the defense.

	The Company may provide to pay the expenses of officers and directors in defending a civil or criminal action, suit, or proceeding as the expenses are incurred and in advance of the final depositions of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

	The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against then and liability and expenses incurred by them in their capacity as director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnif
t such liability and expenses. Presently, the Company does not carry such insurance.

Transfer Agent

	The Company has designated Interwest Transfer Company,
Inc., 1981 East 4800 South, Suite 100 Salt Lake City,
Utah 84117, as its transfer agent.

PART F/S

	The Company's financial statement for fiscal year ended
December 31, 1997 and 1998 and June 30, 1999 have been examined to the extent indicated in their reports by Jones,
 Jensen & Company, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included in response to Item 15 of this Form 10-SB.



CLEAR WATER MINING, INC.
(A Development Stage Company)

FINANCIAL STATEMENTS

March 19,1997




CONTENTS

Independent Auditors' Report

Balance Sheet

Statement of Operations

Statement of Cash Flows

Notes to the Financial Statements





	A PARTNERSHIP OF
PROFESSIONAL CORPORATIONS

R. Gordon Jones, CPA, PC
Mark F. Jensen. CPA, PC
Franklin L. Hunt, CPA, PC

To the Board of Directors
Clear Water Mining, Inc.
Winfield, B.C. Canada V4V 1X9

JONES, JENSEN
& COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS'REPORT

MEMBERS

American Institute of Certified Public Accountants
Utah Association of Certified Public Accountants
SEC Practice Section
Private Companies Practice Section
Independent Accountants International

We have audited the accompanying balance sheet of Clear Water
Mining, Inc. (a development
 stage company) as of March 19, 1997 and the related statements of operations, stockholders'
equity and cash flows from inception on February 10, 1997 through March 19, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used
and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clear Water Mining, Inc. (a development stage company) as of March 19,
1997 and the results of its operations and its cash flows from inception on February 10, 1997 through March 19, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the
Company is a development
stage company with no significant operating revenues to date which together raise substantial about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Jones, Jensen & Company
April 3, 1997

50 South Main Street, Suite 1450, Salt Lake City,
 Utah 84144 - Telephone (801) 328-4408,
Facsimile (801) 328-4461



CLEAR WATER MINING, INC.
(A Development Stage Company)
Balance Sheet

ASSETS

                                              March 19,
                                                 1997
CURRENT ASSETS

Cash                                       $    10,000
	TOTAL ASSETS                              $    10,000

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

	Note payable (Note 4)                                       $    10,000
	TOTAL LIABILITIES                                                10,000

STOCKHOLDERS' EQUITY

Common stock, $0.001 par value, authorized 50,000,000 shares; 0 shares issued and outstanding Additional paid-in capital Deficit accumulated during the development stage

Total Stockholders' Equity

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                           10,000

The accompanying notes are an integral part of these financial statements.

4


CLEAR WATER MINING, INC.
(A Development Stage Company)
Statement of Operations

                                                                From
                                                          Inception on
                                                            February 10,
                                                          1997 Through
                                                             March 19,
                                                                1997

REVENUE                                    $      -

EXPENSES                                          -

NET INCOME(LOSS)                           -

NET (LOSS) PER SHARE                   -



CLEAR WATER MINING, INC.
(A Development Stage Company)
Statement of Cash Flows

		From
	Inception on
	February 10,
1997 Through
	March 19,
		1997

CASH FLOWS FROM
OPERATING ACTIVITIES

Income (loss) from operations	$		-
Adjustments to reconcile net income to
net cash provided by operating activities:
Increase (decrease) in accounts
	payable   -
	Net Cash Provided (Used) by Operating Activities-
CASH FLOWS FROM INVESTING ACTIVITIES-
CASH FLOWS FROM FINANCING ACTIVITIES-
Proceeds from note	10,000
	Net Cash Provided (Used) by Financing Activities	10,000
INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	10,000
CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD			-

CASH AND CASH EQUIVALENTS AT
END OF PERIOD	$10,000

Cash Paid For:

Interest	$
Income taxes	$

The accompanying notes are an integral part of these financial statements.

6

	CLEAR WATER MINING, INC.

(A Development Stage Company)
Notes to Financial Statements
March 19, 1997

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

On February 10, 1997 Clear Water Mining, Inc. (the Company)
 was incorporated under the laws of Nevada to engage in the exploration and mining business.

	The Company has authorized 50,000,000 shares of $0.001 par value common stock. The Company has elected a calendar year end.

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
	a. Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

b. Provision for Taxes

At March 19, 1997, the Company had no income and no net
 operating loss carryforwards. No tax expense or benefit has been reported in the financial statements.

c. Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

d. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during t he reporting period. Actual results could differ from those estimates.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in he normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. Management believes that the will soon be able to generate revenues sufficient to cover its operating costs. Currently management is committed to cover all operating and other costs until sufficient revenues are generated.

NOTE 4 - NOTE PAYABLE

The Company received $10,000 from the president of the Company in exchange for a note. The note payable is non-interest bearing, due upon demand, and is unsecured.

7












CLEARWATER MINING, INC, AND SUBSIDIARY
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1998



CONTENTS

Independent Auditors' Report ............
Consolidated Balance Sheet .........
Consolidated Statements of Operations
Consolidated Statements of Stockholders' Equity ....
Consolidated Statements of Cash Flows .........
Notes to the Consolidated Financial Statements . .


JONES, JENSEN
& COMPANY, LLC

INDEPENDENT AUDITORS' REPQRT

To the Board of Directors
Clear Water Mining, Inc. and Subsidiary
Kelowna, British Columbia


We have audited the accompanying consolidated balance sheet of Clear Water Mining, Inc. and Subsidiary (a development stage company)
 as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended
 December 31, 1998 and from inception on February 10, 1997 through December 31, 1997 and 1998. There consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation,
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Clear Water
 Mining, Inc. and Subsidiary (a development stage company) as of December 31, 1998 and the results of Is operations and its cash flows for the year ended
 December 31, 1998 and from inception on February 10, 1997 through
December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, As discussed in Note 3 to the consolidated financial statements, the Company is a development stage company
 with no significant operating revenues to date which together raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements
 do not include any adjustments that might result from the outcome of this uncertainty.


Jones, Jensen & Company
Salt Lake City, Utah
February 19, 1999


CLEARWATER MINING, INC AND SUBSIDIARY
(A Development Stage Company)

ASSETS

DECEMBER 31
1998

CURRENT ASSETS
	Cash				$ 293
	Total Current Assets				  293

OTHER ASSETS					26,354
	Leasehold rights (note 4)			26,354
Total Other Assets					26,647

	Total Assets				26,647

		Liabilities and Stockholders Equity

LIABILITIES					4,941

Total Liabilities					4,941

Stockholders Equity
	Accounts Payable - related party
Common stock, $0.001 par value
Authorized 50,000,000 shares,
12,000,000 shares issued and outstanding	12,000
Additional Paid in Capital			98,020
Deficit accumulated during the
Development stage					(88,314)

Total Stockholders Equity			21,706

Total Liabilities and Stockholders
Equity					26,647

The accompanying notes are an integral part of these consolidated financial statements




CLEAR WATER MINING, INC. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Operations

                 For the	              From Inception on
               Year Ended 	          February 10, 1997 Through
	              December 31,                  		December 31,
	                1998                	1997	             1998

REVENUE	$-	                     $                        	$ 	-

EXPENSES

	Amortization expense	5,271		          -                   5,271
	General and administrative	3,117		      79,926            83,043
		Total Expenses	8,388		                79,926	            88,314
NETLOSS	$        (8,388)            		$	(79,926)         	 (88314)
BASIC LOSS PER SHARE	$(0.00)             (0.01)

The accompanying notes are an integral part of these consolidated financial statements.

5


CLEAR WATER MINING, INC. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Stockholders' Equity

                                                      	     Deficit
                                                    	   	Accumulated
                                                   		     During the
		                                                          Development
                                                             Stage

                         			          Additional
	           Common Stock	             Paid-in
               Shares      	Amount    	Capital

Inception of
 development
 stage, February
 10, 1997       	-          	-          		-                    		-

November 18, 1997,
common stock issued for
cash at $0.01
 per share     11,000,000  	11,000	    	99,000

November 18,1997,
common stock issued for
services at $0.01
 per share      1,000,000	   1,000	       9,020

Common stock offering costs            (10,000)

Net loss from inception on
February 10, 1997 through
December 31, 1997     				                                	(79,926)

Balance, December
 31, 1997       12,000,000	   12,000	    98,020 	           (79,926)

Net loss for the year
 ended December 31, 1998			                               			(8,386)

Balance, December 31,
1998	          12,000,000     12,000    98,020               (88,314)


The accompanying notes are an integral part of these consolidated financial statements.

6


CLEARWATER MINING, INC. AND SUBSIDIARY
(A Development Stage company
Consolidated Statements of Cash Flows

                           			For the        		From Inception on
		                         	Year Ended    		February 10, 1997 Through
                        			December 31,         		December 31,
	                          1998	           			1997          		1998

CASH FLOWS
FROM OPERATING ACTIVITIES

(Loss) from operations		$	(8,388)			          (79,926)      	(88,314)
 Adjustments to reconcile net (loss)
 to net cash used by operating
activities: Amortization expense	5,271	        		-	             	5,271
 Common stock issued for services	   -	        		10,020      		10,020
 Changes in operating assets
and liabilities: Increase (decrease) in
 accounts payable		       	2,706		              	2,235	       	4,941

Net Cash (Used) by Operating
 Activities		            		(411)              			(67,671)      	(68,082)

CASH FLOWS FROM INVESTING
ACTIVITIES

Purchase of leasehold rights		-		               	(31,625)	       (31,625)

Net Cash (Used) by
Investing Activities	      		-		                	(31,625)       	(31,625)

CASH FLOWS FROM
FINANCING ACTIVITIES

Common stock offering costs	 	-		                	(10,000)      	(10,000)
 Proceeds from note payable 		-		                  	10,000      		10,000
Payment on note		            	-	                		(10,000      )	(10,000)
 Proceeds from common stock		-		                 	110,000       	110,000

Not Cash Provided
by Financing Activities	    		-		               	100,000         	100,000

INCREASE IN CASH AND
 CASH EQUIVALENTS           (411)		                 	704	          	293

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR	        704                 				-            		-

CASH AND CASH EQUIVALENTS
 AT END OF YEAR		             293		                		704           		293

The accompanying notes are an integral part of these.
 consolidated financial statements.

7


CLEARWATER MINING, INC. AND SUBSIDIARY
(A Development Stage Company)
Consolidated Statements of Cash Flows (Continued)
                  For the                From inception on
                 Year Ended	          February 10, 1997 Through
                 December 31,              	December 31
                  1998             	1997               1998

Cash Paid For

Interes	          $	               $                     	$
Income taxes	     $               	$                     	$

The accompanying notes are an integral part of these consolidated financial statements.

CLEAR WATER MINING, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 1998

NOTE I - ORGANIZATION AND DESCRIPTION OF BUSINESS

On February 10, 1997, Clear Water Mining, Inc. (the Company) was incorporated under the laws of Nevada to engage in the exploration and mining business.

The Company has a wholly-owned subsidiary, True Vista Mining de Mexico, Inc. (the Subsidiary), which was incorporated in the State of Chihuahua, Mexico, on April 23, 1997, for the purpose of acquiring mining rights in Mexico.

The Company has authorized 50,000,000 shares of $0.001 par value ommon stock. The Company has elected a calendar year end.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

b. Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

c. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

e. Basic Loss Per Common Share

Basic loss per common share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

f. Income Taxes

No provision for federal income taxes has been made at December
 31, 1998 due to accumulated operating losses, The minimum state franchise tax has been accrued.

9

CLEAR WATER MINING, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. Income Taxes (Continued)

The Company has accumulated approximately $88,000 of net operating losses as of December 31, 1998, which may be used to reduce taxable income and income taxes in future years through
 2013. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards,

In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. The potential tax benefits of the net operating loss carryforwards have been offset by a valuation allowance of the same amount.

NOTE 3 - GOING CONCERN

The company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. Management believes that the Company will soon be able to generate revenues sufficient to cover its operating costs. Currently, management is committed to covering all operating and other costs until sufficient revenues are generated.

NOTE 4 - LEASEHOLD RIGHTS

The Company expended approximately $31,625 in acquiring mining rights located in Mexico. The rights are being amortized over 6 years using the straight-line method. The amortization expense for the year ended December 31, 1998 was $5,271. The Company has paid $2,500 to hold mining rights exclusively for the Company; meanwhile, the Company is seeking financing. The Company has entered into a contract to pay $200,000 a year for exploration which shall not extend for more than three years. Once exploration begins the rights to the properties may be purchased for $8,000,000.

NOTE 5 - COMMON STOCK

During the month of November 1997, the Company had a 504 Common
Stock issuance. 11,000,000 shares were issued at $0.01; the proceeds of which totaled $110,000. In the same month, 1,000,000 shares wee issued at $0.01 for services rendered, totaling 12,000,000 shares outstanding at year end.

10

CLEAR WATER MINING, INC. AND SUBSIDIARY
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 1998

NOTE 6 - SUBSEQUENT EVENTS

a. On February 6, 1999, Clear Water Mining, Inc. directors entered into a purchase agreement with E-Casino Gaming Corporation to purchase proprietary rights and software for Internet Casino and Sports Book, a Costa Rican International license to operate the same, and the companies trade style for 2,000,000 shares of authorized, but unissued, common stock. Said assets have an appraised market value of $297,000. The acquisition was
 ratified by shareholders at a special meeting held March 5, 1999. At the some shareholder meeting, the shareholders approved changing the corporate name to E-Casino Gaming Corporation.
Said amendment was filed with the State of Nevada on March 11, 1999.

b. At a special meeting, a 504D was authorized to sell 1,500,000 shares of common stock at $0.10 per share. The offering was completed and funded on March 9, 1999 for $150,000.

11


E-VEGAS.COM, INC.
(Formerly Clear Water Mining, Inc.)
(A Development Stage Company)

FINANCIAL STATEMENTS

June 30, 1999  and December 31, 1998


CONTENTS

	Independent Auditors' Report
	Balance Sheets
	Statements of
	Statements of Stockholders' Equity
	Statements of Cash Flows
	Notes to the Financial Statements





JONES, JENSEN
& COMPANY, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
INDEPENDENT AUDITORS REPORT

MEMBERS
R. Gordon Jones, CPA
Mark F. Jensen, CPA
Franklin L. Hunt, CPA
Steve M. Hanni, CPA

We have audited the accompanying balance sheets of E-Vegas.Com,
 Inc. (formerly Clear Water Mining, Inc.) (a development stage company) as of June 30, 1999 and December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the six months ended June 30, 1999, for the years ended December 31, 1998 and 1997 and from inception on February 10, 1997 through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility
is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards.
Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.
 An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our
audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of E-Vegas.Com, Inc. (formerly Clear Water Mining, Inc.) (a development stage company) as of June 30, 1999 and December 31, 1998 and the results of its operations and its cash flows for the six months ended June 30, 1999, for the years ended
December 31,
1998 and 1997 and from inception on February 10, 1997 through June 30, 1999 in
conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company is a development stage company with no significant operating revenues to date which together raise substantial doubt about its ability to continue as a going concern.
Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome
of this uncertainty.
Jones, Jenson and Company
Salt Lake City, Utah
September 15, 1999





E-VEGAS.COM, INC.
(Formerly Clear Water Mining, Inc.)
(A Development Stage Company)
Balance Sheets

						ASSETS

                 					June 30,		December 31,
					                  1999			    	1998



Cash              			$	82,018	 		 $	293

Accounts receivable -
related party (Note 3) 97,424        -

Total Current Assets  179,442       293

FIXED ASSETS (Note 1)

Gaming equipment,
software and improvements   448,196   -
Office equipment       4,428          -
Accumulated depreciation  (48,745)    -

Total Fixed Assets    	403,889        -

OTHER ASSETS

Investments (Note 4)		30,000			 	26,354
Deposits	             	34,857   				-

Total Other Assets			64,857				26,354

TOTAL ASSETS			648,188			26,247


The accompanying notes are an integral part of these financial statements.


E-VEGAS.COM, INC.
(Formerly Clear Water Mining, Inc.)
(A Development Stage Company)
Balance Sheets (Continued)

LIABILITIES AND STOCKHOLDERSEQUITY

                  	June 30	      	December 31
                     1999               1998

CURRENT LIABILITIES

Accounts Payabl   e	$ 14,898	         	4,940
Shareholder Loan (note 5)	15,085         -
Note Payable (note 6)	75,000             -

Total Current Liabilities 	104,983		   4,940

Total Liabilities	   104,983	         	4,940



STOCKHOLDERSEQUITY (Note &)

Common stock; $0..01
 Par value
50,000,000 shares
 authorized
18,780,000 and
 12,000,000 shares
issued and outstanding
 respectively        18,780	            12,000
Additional paid in
 capital            1,511,240              98,020
Deficit accumulated during
The development stage (986,815)            (88,313)

Total Stockholders
 Equity               543,205                21,707

TOTAL LIABILITIES AND
STOCKHOLDERS EQUITY   648,188               26,647




E-VEGAS.COM, INC.
(Formerly Clear Water Mining, Inc.)
(A Development Stage Company)
Statements of Operations

                                                    				From
                          	Forthe              			Inception on
                       	Six Months	   	Forthe      	February 10,
                         	Ended     	Years Ended    	1997 Through
                       	June 30,     	December 31,    	June 30,
                         1999	       1998     	1997    	1999

REVENUES	                  -          -         -        -

OPERATING EXPENSES

	Management fes        	75,000       -           -		  		75,000
	Advertising and
promotion              	61,034    	-          -   	   		61,034
	Depreciation and
amortization          	50,503      	5,271     	-       	55,774
	General and
administrative       	467,174    	 	3,117	    79,925    	550,216
		Total Operating
Expenses             	653,711      	8,388	    79,925    	742,024
OPERATING LOSS	       (653,711)   	(8,388)    (79,925) 	(742,024)

OTHER INCOME (EXPENSE)

Loss on investment   	(250,000)       	-        -       	(250,000)
Gain on sale of asset		5,109          -        -         5,109
Interest income	        	100	          -	      -         	100
	Total Other Income
 (Expense)          	(244,791)        	-       -        	(244,791)

NETLOSS	$          	(898,502     )	 (8,388) (79,925)    	(986,815)


BASIC NET LOSS PER
 SHARE	$            	(0.06)		      (0.00)     (0.01)


WEIGHTED AVERAGE NUMBER
OF SHARES
OUTSTANDING       	 14,778,457   	12,000,00 0	12,000,000

The accompanying notes are an integral part of these financial statements.

6



	E-VEGAS.COM, INC.
	(Formerly Clear Water Mining, Inc.)
	(A Development Stage Company)
	Statements of Stockholders' Equity

                                                 							Deficit
                                                 							Accumulated
                                   			    		Additional		During the
                       			Common Stock	      	Paid-in		 Development
                      			Share     Amount	    	Capital		Stage

Inception of Development
Stage February 10, 1997  -           -            -          -

November 18, 1997, common
Stock issued for cash at
$0.01 per share      11,000,000    11,000       99,000

Common stock offering costs   -     -            (10,000)

Net loss from inception on
February 10, 1997 through
December 31, 1997    -               -              -          (79,925)

Balance, December
31, 1997	       12,000,000	      12,000          98,020		       (79,925)

Net loss for the year ended
December 31, 1998                                        							(8,388)

	Balance, December
 31, 1998      12,000,000       12,000           98,020	         (88,313)

	March 5, 1999, common
 Stock issued for
 proprietary rights and
	software recorded at
predecessor cost 2,000,000       12,000	         98,020

	March 5, 1999,
common stock
	issued for cash at $0. 10
per share        1,500,000      1,500	           148,500

	April 3, 1999,
common stock
	issued for cash at
 $0.25 per share  600,000          600	           149,400

	May 3, 1999,
common stock
	issued for cash
at $0.70 per share 1,000,000    1,000	             699,000

	June 30,1999,
common stock
	issued for cash
at $0.25 per share  680,000       680	             169,320


	June 30, 1999,
common stock
	issued for investment
 at $0.25 per share  1,000,000   1,000	             249,000

	Net loss for the six months ended
	June 30, 1999           -         -                   	-           (898,502)

Balance, June 30,.
1999               18,780,000 		18,780         $ 1,511,240       $ (986,815)

The accompanying notes are an integral part of these financial statements.

7




E-VEGAS.COM, INC.
(Formerly Clear Water Mining, Inc.)
(A Development Stage Company)

	Statements of Cash Flows
                                                       			From
                          	For the                       	Inception on
                          	Six Months	      For the       February 10
                          	Ended          	Years Ended   	1997 Through
                          	June 30,        	December 31,  	June 30,
                            1999          	 1998	  1997       	1999

CASH FLOWS FROM OPERATING ACTIVITIES

(Loss) from operations	$	(898,502)      $	(8,388) $	(79,925) $ 	(986,815)

Adjustments to reconcile net (loss) to
net cash used by operating activities:

	Depreciation and amortization	50,503     	5,271       -       		55,774
	Loss on investment        	250,000         -         	-       		250,000
	Gain on sale of asset     	5,109          	-         	-         	5,109
	Common stock issued for services	-       	-        	10,020     	10,020
Changes in operating assets and liabilities:
	(increase) decrease in accounts receivable -
		related party          	(67,424)        	-           	-        	(67,424)
	(Increase) decrease in deposits	(34,857)  	-	           -        	(34,857)
	Increase (decrease) in accounts
 payable                 	9,958          	2,706       	2,235      	14,899

Net Cash (Used) by Operating
 Activities            	(685,213.)	      (411)         	(67,670)   (753,294)

CASH FLOWS FROM INVESTING ACTIVITIES

Investments purchased    	(30,000)         -               	-	     (30,000)
Purchase of equipment	    (463,147)        -                -   		(463,147)

Purchase of leasehold
 rights                     -              -           	(31,626)	  (31,626)
	Net Cash (Used) by
Investing Activities   	(493,147)          -            	(31,626)	(524,773)

CASH FLOWS FROM FINANCING ACTIVITIES

	Common stock offering costs	-             -            	(10,000)		(10,000)
	Proceeds from notes payable	90,085	       -              	10,000		100,085
	Payment on note            	-             -           		(10,000)		(10,000)
	Proceeds from common stock	1,170,000 	    -            	110,000	1,280,000
		Net Cash Provided by Financing
 Activities             	1,260,085         -           		100,000	1,360,085
INCREASE IN CASH AND CASH
 EQUIVALENTS              	81,725        	(411)           	704   		82,018
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR           	293	         704              -         	-

CASH AND CASH EQUIVALENTS AT
END OF YEAR              	$	82.018       	293              $	704 $ 	82,018

The accompanying notes are an integral part of these financial statements.

8




E-VEGAS.COM, INC.
(Formerly Clear Water Mining, Inc.)
(A Development Stage Company)
Statements of Cash Flows (Continued)

                                                    								From
                                         			For the					Inception on
                          			Six Months		   For the    		February 10,
                          			Ended	    	   Years Ended 		1997 Through
                          			June 30,		   December 31.  		June 30,
             		             	 1999      		1998      1997	      1999

(Loss) from Operations 	(898,502)       (8,388)    (79,925)   (986,815)
Ajustments to reconcile
 net (loss)to Net cash used by operating activities:

Depreciation and amortization	50,203     	5,271       	-      		55,774
Loss on investment         	250,000        	-         	-      		250,000
Gain on sale of asset         	5,109       	-          	-	     	10,020
Common stock issued for services	-	         -       	10,020	    10,020
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable-
related party              	(67,424)        	-          	-	    	(67,424)
(Increase) Decrease in
 deposits	                  (34,857)        	-          	-    		(34,857)
Increase (decrease) in
 accounts payable             	9,958       	2,706      	2,235		14,899

NET CASH (Used) by Operating Activities

Investments purchased       	(30,000)       	-           	-	   	(30,000)
Purchase of Equipment      	(463,147)       	-           	   -		(463,147)
Purchase of Leasehold rights   	-           	-        	(31,626)	(31,626)

Net Cash (Used) by
 investing activities     	 (493,147)       	-        	(31,626)	(524,773)



CASH FLOWS FROM FINANCING ACTIVITIES

Common stock offering cost	    		-	         	-       	(10,000)		   (10,000)
Proceeds from notes payable			90,085	       	-	       10,000		      100,085
Payment on note				              -         		-      	(10,000)		      (10,000)
Proceeds from common stock			1,170,000	      -	      100,000		      1,280,000

Net Cash provided by
financing activities	       	1,260,085      	-       	100,000		     1,360,085

INCEASE IN CASH
AND CASH EQUIVELANTS		        	81,725	     	(411)       	704		        82,018

CASH AND CASH  EQUIVALENTS
AT BEGINNING OF YEAR		         	293       		704           -	           -

CASH AND CASH EQUIVLENTS
AT END OF YEAR	             			82,018     		293       		704       		82,018


E-Vegas.COM, Inc
(Formerly Clear Water Mining, Inc.)
(A Development Stage Company)
Statements of Cash Flows (continued)

CASH PAID FOR:

Interest                          -         -           -            -
Interest taxes                   -          -           -            -

NON-CASH INVESTING AND FINANCING ACTIVITIES

Common stock issued for
 investments               	$	250,000     $	-         	$	-      $	250,000
Common stock issued for
 services                     	$	-        $	-        	$	10,020   $ 	10,020



The accompanying notes are an integral part of these financial statements.

9


The accompanying notes are an integral part of these financial statements.



E-VEGAS.COM, INC.
(Formerly Clear Water Mining, Inc.)
(A Development Stage Company)
Notes to the Financial Statements
June 30, 1999 and December 31, 1998

NOTE 1 - 	ORGANIZATION AND DESCRIPTION OF BUSINESS

On February 10, 1997. E-Vegas.COM, Inc., (formerly Clear Water Mining, Inc.)
 (the Company) was incorporated under the laws of Nevada to engage in the exploration and mining business

On February 5, 1999, the Company's directors entered into a purchase
Agreement with E-Casino Gaming Corporation to purchase
Proprietary rights and software for Internet Casino and Sports Book, A Costa Rican International license to operate the same, and the company's Trade style for 2,000,000 shares of authorized, but unissued, common
Stock. The Acquisition was ratified by shareholders at a special meeting held Marhc 5, 1999. At the same shareholder meeting, the shareholders approved changing the corporate name to E-Casino Gaming Corporation. Said amendment was filed with the State of Nevada on March 11, 1999. On June 1, 1999, the
 name
was changed to E-Vegas.COM< Inc.

During March 1999, the Company sold wholly-owned subsudiary, True
Vista Mining de Mexico, to True Vista Mining, Inc., for $30,000, and 10% Equity interest in True Vista Mining, Inc., and a 5% production royalty On the mining claims sold once the properties begin producing and Selling. Should True Vista Mining, Inv., sell or negotiate any of the Properties, the Company will receive 5% of the consideration. The $30,000 has been recorded on accounts receivable at June 30, 1999 in the accompanying financial statements

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES a.Accounting Method

The Company's financial statements are prepared using the accrual
Method of accounting.  The Company has elected December 31 year end

b.Cash Equivalents

The Company considers all highly liquid investments with a maturity Of three months or less when purchased to be cash equivalents.

c.Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date if the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual could differ from those estimates

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d. Basic Loss Per Common Share

Basic loss per common share has been calculated based on the weighted average number of shares of common stock outstanding during the period.


e. Income Taxes

No provision for federal income taxes has been made at June 30, 1999 due to accumulated operating losses.

The Company has accumulated approximately $986,000 of net operating losses as of June 30, 1999 which may be used to reduce taxable income and income taxes in future years through 2014. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards.

In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. The potential tax benefits of the net operating loss carryforwards have been offset by a valuation allowance of the same amount.

f. Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years. Expenditures for property and betterments are capitalized at cost. Maintenance and repairs are charged to expense when incurred.

NOTE 3 - ACCOUNTS RECEIVABLE - RELATED PARTY

The Company had related party accounts receivable consisting of the following at June 30, 1999:

True Vista Mining, Inc.			30,000
Presidents Group, Inc.			67,365
Other			       59

Total				$ 		97,424

Probable collections of funds are high due to accounts being related party entities.

11
E-VEGAS.COM, INC.
(Formerly Clear Water Mining, Inc.)
(A Development Stage Company)
Notes to the Financial Statements
June 30, 1999 and December 31, 1998

NOTE 4 - INVESTMENTS

At June 30, 1999, the Company held an investment
 in Hussongs America, Inc. for a total cost of $30,000.
This investment has been recorded at cost.

On June 30, 1999, the Company acquired 2,193,750 shares of E-Betta Bunch.Com, Inc. ("Betta Bunch") which was approximately 24% of the total outstanding common stock of Betta Bunch, by issuing 1,000,000 newly ssued shares of the Company's common stock. The Company's investment in Betta Bunch has been accounted for using the equity method. Betta Bunch is an online gaming company.
The investment has been written down to $-0- as of June 30, 1999.

NOTE5- SHAREHOLDER LOAN

The Company has a note payable to a shareholder in the amount of $15,085 at June 30, 1999. The amount is non-interest bearing and due on demand.

NOTE6- NOTE PAYABLE

The Company purchased software under a note payable
 for $150,000. Payments are made in $25,000 increments bearing no interest. Payment is due in full within the year.
Amount due at June 30, 1999 is $75,000.

NOTE7- COMMON STOCK

a. During the month of November 1997, the Company had 504 Common Stock issuance. 11,000,000 shares were issued at $0.01; the proceeds of which totaled $110,000.
In the same month, 1,000,000 shares were issued at
 $0.01 for services rendered, totaling 12,000,000 shares outstanding at year end.

b. At a special meeting, a 504D was authorized to sell 1,500,000 shares of common stock at $0.10 per share. The offering was completed and funded on March 5, 1999 for $150,000.

c. A 504D was authorized to sell 600,000 shares of common s stock at $0.25 per share. The offering was completed and funded for $150,000.

d. A 504D was authorized to sell 1,000,000 shares of common stock at $0.70 per share. The offering was completed and funded for $700,000.

12
E-VEGAS.COM, INC.
(Formerly Clear Water Mining, Inc.)
(A Development Stage Company)
Notes to the Financial Statements
June 30, 1999 and December 31, 1998

NOTE 7 - COMMON STOCK (Continued)

e. A 505 was authorized to sell 1,680,000 shares of common stock at $0.25 per share. The offering was completed and funded for $420,000.
 680,000 shares equaling $170,000 was sold for cash.
1,000,000 shares were issued for an investment in Bettabunch, Inc. equaling $250,000.

NOTE 8 - GOING CONCERN

The Company's financial statements
are prepared using generally accepted
accounting principles applicable to a going
 concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. Management believes that the Company will soon be able to generate revenues sufficient to cover its operating costs. Currently, management is committed to covering all operating and other costs until sufficient revenues are generated.





13


PART III

ITEM	1.	Index to Exhibits

The following exhibits are filed with this Registration Statement.

	Exhibit Name

	Articles of Incorporation
	Amendments March and June
	By-Laws
	Acquisitions - 21st Century

	Offerings
	Regulation D 504 	1,500,000 @ $.10		150,000
	Regulation D 504	   600,000 @ $.25		150,000
	Regulation D 504	1,000,000 @ $.70		700,000

	Subsidiaries Articles of Incorporation
	21st Century Solutions, Inc.		NV
	Siglo
	Global







SGNATURES

	In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.



							                 E-Vegas.COM, INC.
								               (Registrant)




Date:  _______________ 1999				By:____________________________________
                     							      Edward Gallagher, President

		                        					By:____________________________________
                      							      Erwin Liem, Secretary/CFO

                       							By:____________________________________
							                           Antal Markus, Vice President




























S-2